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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)

                                  ALPHARMA INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.20 PER SHARE
                         (Title of Class of Securities)

                                   001629 10 4
                                 (CUSIP Number)

                                EINAR W. SISSENER
                                C/O ALPHARMA INC.
                               ONE EXECUTIVE DRIVE
                           FORT LEE, NEW JERSEY 07024
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 12, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages
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--------------------------------------------------------------------------------
CUSIP No. 001629 10 4                  13D                     Page 2 of 5 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            A. L. Industrier ASA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)     [ ]
                                                                     (b)     [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            00, BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Norway
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                  11,872,897
  OWNED BY        --------------------------------------------------------------
    EACH          8     SHARED VOTING POWER
 REPORTING
   PERSON                     -0-
    WITH          --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                              11,872,897
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,872,897
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.16%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS.

                  AMENDMENT NO. 11 TO STATEMENT ON SCHEDULE 13D

      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned ("Industrier") hereby files this Amendment No. 11 to its
Schedule 13D Statement dated February 19, 1997 (as amended from time to time, the "Schedule 13D") relating to the Class A Common Stock, par value $.20 per share (the "Common Stock") of Alpharma Inc. (the "Issuer") to amend the items and schedules set forth herein. No amendment is made to the items or schedules not set forth below. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of June 12, 2003, the Loan Facility Agreement dated as of October 29, 2002 (the "Loan Agreement") by and between AL Chemy AS ("AL Chemy"), a wholly owned subsidiary of Industrier, and Den norske Bank ASA ("DnB") and Gjensidige Nor Sparebank ASA (collectively, the "Banks"), filed as Exhibit 1 to Amendment No. 10 to the Schedule 13D, and the Guarantee provided by Industrier in connection therewith, filed as Exhibit 2 to Amendment No. 10 to the Schedule 13D, have been terminated and the loans extended thereunder have been paid in full. As a result, the Banks no longer have a security interest in Industrier's shares in AL Chemy and Wangs Fabrik AS ("Wangs Fabrik"), wholly owned subsidiaries of Industrier that own, or owned, shares of Class B Stock.

      The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 4. PURPOSE OF TRANSACTION.

      The purpose of the transaction described in Item 3 above was to terminate the Loan Agreement.

      Subject to such actions as may be taken pursuant to the Issuer's Board of Directors in the normal course of carrying out its responsibilities, Industrier has no plan or proposal that relates to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors (except as may occur at the next annual meeting of the Issuer) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


                                Page 3 of 5 Pages
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      (h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

Nothing herein is intended to limit Industrier's right and ability to suggest to the Issuer a plan or proposal for any such action in the future and to exercise its voting rights in its discretion as holder of the Class B Stock of the Issuer to elect a majority of the Issuer's directors.

      The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Industrier beneficially owns 11,872,897 shares of Common Stock which it may acquire upon conversion, on a share for share basis, of the Class B Stock which it beneficially owns. Such beneficial ownership constitutes approximately 23.16% of the outstanding Common Stock (assuming conversion of the Class B Stock and the issuance of no shares of Common Stock pursuant to any outstanding options or convertible securities of the Issuer).

      (b) As of June 30, 2003, 2,372,897 of the shares of Common Stock beneficially owned by Industrier and held of record by AL Chemy as shares of Class B Stock and 1,273,438 of the shares of Common Stock beneficially owned and held of record by Industrier as shares of Class B Stock were transferred to Wangs Fabrik. As a result, all of the shares of Common Stock beneficially owned by Industrier are held by Wangs Fabrik as shares of Class B Stock. However, Industrier possesses the sole power to direct voting and disposition of such shares. Sissener beneficially owns 373,667 shares of Common Stock and he possesses sole power to direct voting and disposition of the shares of Common Stock beneficially owned by him.

      (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by Industrier in the last 60 days.

      (d) No person other than Industrier or its wholly-owned subsidiaries has any right to receive or direct the receipt of dividends from, or the proceeds from any sale of, the shares of Class B Stock beneficially owned by Industrier or the Common Stock issuable upon conversion thereof.

      (e)   Inapplicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Industrier is not a party or otherwise subject to any contract, arrangement, understanding or relationship with any person relating to any securities of the Issuer.


                                Page 4 of 5 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2003

                                           A. L. INDUSTRIER ASA


                                           By:  /s/ Einar W. Sissener
                                                --------------------------------
                                           Name:    Einar W. Sissener
                                           Its:     Chairman


                                Page 5 of 5 Pages